March 13, 2023

Mr. Ryan Sutcliffe

Senior Attorney

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:    Leader Funds Trust (the “Trust”) (File Nos. 333-229484 and 811-23419)

Dear Mr. Sutcliffe:

On December 5, 2022, you provided comments (the “Initial Comments”) on the Annual Report for the Leader Short Term High Yield Bond Fund (the “High Yield Fund”) and the Leader High Quality Floating Rate Fund (the “High Quality Fund,” together with the High Yield Fund, the “Leader Funds” or “Funds”), each for the fiscal year ended May 31, 2022 (the “Annual Report”). The Funds are series of the Trust.

On January 11, 2023, the Funds filed correspondence with EDGAR addressing your comments. On January 26, 2023, you provided additional comments in reply to the Trust’s response letter (the “Additional Comments”). The Trust responded to these comments on February 9, 2023.

Most recently, on February 21, 2022, you provided additional comments in reply to our responses filed on February 9, 2023. This letter responds to those Additional Comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each comment.

Comments on the Prospectus

1.	Comment: The staff notes that your most recent response letter did not address the last part of our first comment on the prospectus. Specifically, we asked that the Trust please confirm the understatement amounts, for each Funds' fee table and example, and how long the understatements persisted.

Response: For the High Yield Fund, the expense ratio was understated by 0.33% for the Institutional Class and 0.33% for the Investor Class; the expense examples were understated by $33, $100, $167, and $337 for the Institutional Class and $33, $98, $163, and $321 for the Investor Class, each for the one-, three-, five-, and ten-year periods, respectively.

For the High Quality Fund, the expense ratio was understated by 0.14% for the Institutional Class and 0.15% for the Investor Class; the expense examples were understated by $14, $42, $71, and $147 for the Institutional Class and $15, $45, $75, and $151 for the Investor Class, each for the one-, three-, five-, and ten-year periods, respectively.

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2.	Comment: In your first response under Comments on the Prospectus, you stated that:

The Funds have considered rescission offers to shareholder because of the understatement, but have decided against issuing such offers. In analyzing whether to conduct a rescission offer, the Trust considered the following factors:

(1)	The timing and volume of purchases during the Period.
(2)	The performance of the Funds during the Period.
(3)	The actual expenses incurred by shareholders during the Period.
(4)	The amount of distributions received by shareholders during the Period.
(5)	The cost of conducting a rescission offer.
(6)	The fact that upon discovery of the error, the Funds immediately filed a supplement to the prospectus disclosing the correct fee ratios and examples.
(7)	Defenses the Funds may have to claims for rescission under the Securities Act of 1933.
(8)	The fact that “liabilities under the federal securities laws are not terminated merely because potentially liable persons make a registered rescission offer.”[1]

Based on this analysis, management believes that shareholders who purchased shares during the Rescission Period are unlikely to accept the rescission offer and, therefore, making such an offer would incur unnecessary expenses.

The staff requests that you provide further analysis of each factor. Please expand on the Trust’s consideration and provide further detail on each factor, is possible.

Response: Below is additional information on each of the factors considered by the Funds and their Board of Trustees (the “Board”).

(1)	The timing and volume of purchases during the Period. The Funds noted that the understatement started when the Funds filed their annual update to their registration statement on September 30, 2022 and continued until they supplemented the registration on January 13, 2023 (the “Period”). During the Period, the High Yield Fund sold 88,445.831 shares at a total value of $661,459.43. The High Qualify Fund sold 7,461,673.808 shares at a total value of $80,877,981.05.

1 Steiger Tractor Co., No-action letter (avail. July 21, 1975).

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(2)	The performance of the Funds during the Period. During the Period, the shares of the High Yield Fund’s Institutional and Investor Classes increased by $0.64 and $0.65, respectively, or 8.74% and 8.76%. During the same Period, the shares of the High Quality Fund’s Institutional and Investor Classes increased by $0.31 and $0.31, respectively, or 29.03% and 28.11%.

(3)	The actual expenses incurred by shareholders during the Period. The Funds noted that during the Understatement Period, the actual expense ratio for the High Quality Fund was 0.59% to 0.60% below the published expense ratio on September 30, 2022, because the published ratios, including the understated ratios, were based on financial metrics from the prior fiscal year. The actual expense ratios for the High Yield Fund during the Rescission Period were higher than the published expense ratios on September 30, 2022, but were equal to the appropriately stated ratios as presented in the sticker on January 13, 2023.

(4)	The amount of distributions received by shareholders during the Period. During the Period, the shares of the High Yield Fund’s Institutional and Investor Classes each received by $0.16 in distributions. During the same Period, the shares of the High Quality Fund’s Institutional and Investor Classes each received by $0.18 in distributions.

(5)	The cost of conducting a rescission offer. The Funds considered that conducting a rescission offer requires the preparation of offering materials along with other related costs such as legal, accounting, filing, and administrative costs. The Funds determined that these costs were not in the best interest of shareholders since they are unlikely to accept a rescission offer, given the performance of the Funds during the Period; the fact that in some cases, the actual expenses incurred by shareholders, as reflected in each Fund’s NAV, were substantially lower than the understated expense ratio; the amount of distributions received by shareholders during the Period; and the current redeemable value at market prices to shareholders compared to the possible rescission offer prices.

(6)	The fact that upon discovery of the error, the Funds immediately filed a supplement to the prospectus disclosing the correct fee ratios and examples. The Funds noted that management promptly corrected the error and provided a thorough analysis of the rescission offer, thus mitigating claims against the Funds.

(7)	Defenses the Funds may have to claims for rescission under the Securities Act of 1933. In determining whether to authorize a rescission offer, the Funds and their Board discussed the potential liability and defenses to such liability that the Funds would have if a shareholder filed a legal claim against the Funds. The Funds and Board noted that shareholders would need to prove some harm or damages to bring a successful claim against the Funds. The Funds and the Board considered that the understated expense ratios did not affect the Funds’ net asset value (“NAV”) nor their share price at the time of purchase, and, therefore, it would be difficult for a shareholder to prove harm or damages arising from the misstatement.

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(8)	The fact that “liabilities under the federal securities laws are not terminated merely because potentially liable persons make a registered rescission offer.”[2] The Funds have no further detail to provide on this point.

3.	Comment. Please explain whether the Funds’ marketing materials also repeated the understatement.

Response: The Funds’ marketing materials included the understatement during the Understatement Period. For a portion of the Understatement Period, the Funds’ marketing materials also included the current net expense ratio reflected in the NAV as disclosed in the materials.

4.	Comment: Please provide the number and dollar value of shares purchased during the understatement period.

Response: Please see the Funds’ response to Comment 2 above.

5.	Comment: Please describe any procedures the Funds’ will establish to ensure the errors don’t occur in the future.

Response: Since the error was due to a failure of the fund accountant during the preparation and review of the financial statements, the Funds’ have not established any new procedures at this time. The fund accountant has represented to the Funds that it has updated its operating procedures to ensure such an error will not occur in the future.

* * * * * * * * * *

Please contact me at (513) 991-8472 regarding the responses contained in this letter.

Sincerely,

/s/ Bo James Howell

Bo James Howell

Secretary to the Trust

cc:

Chris MacLaren, Treasurer

John Lekas, President

Jessica Roeper, Chief Compliance Officer

2 Steiger Tractor Co., No-action letter (avail. July 21, 1975).

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6224 Turpin Hills Drive    |    Cincinnati, OH 45244-3557    |    fintechlegal.io    |    (513) 991-8472